Exhibit 99.9

UNITED UTILITIES PLC

SALE OF NORTH OF ENGLAND GAS DISTRIBUTION NETWORK BY NATIONAL GRID TRANSCO

31 August 2004

United Utilities PLC today announces that Gas Network Limited, a consortium owned 69.8 per cent by Cheung Kong Infrastructure Holdings Limited ("CKI"), 15.2 per cent by Li Ka Shing Foundation and 15 per cent by United Utilities, has conditionally agreed to buy the North of England gas distribution network ("North RDN") from National Grid Transco PLC.

The total consideration payable by the consortium is, subject to an accounts completion exercise, £1,394 million in cash. This will be financed through a mixture of equity from consortium partners and non-recourse debt. Based on its 15 per cent share, United Utilities' total equity commitment is expected to be around £80 million.

The consideration is due in full on completion of the acquisition, which is expected to be 1 April 2005.

Chief Executive, John Roberts, said:

"Our interest in this sale is primarily to secure a contract to operate the North RDN, where there is a significant geographical overlap with our existing networks, and this is underpinned by our minority shareholding.

"The operations contract for the North RDN, which is subject to normal procurement legislation, is likely to be for an eight year period initially with an aggregate contract value approaching £1 billion. Through our Contract Solutions business this would enable us to build on our position as the leading utility infrastructure outsourcing company in the UK, where we operate significant contracts with Welsh Water and Scottish Water.

"Through our multi-utility connections business and metering contract with British Gas Trading we already have experience of operating and managing gas assets."

Notes

The North RDN had total assets of £537 million as at 31 March 2004. Its regulatory asset value ("RAV") at 31 March 2005 is expected to be £1,248 million in nominal prices. In the financial year ending 31 March 2004, the North RDN generated £258 million of revenues, £113 million of EBITDA and £94 million of operating profit (before interest and tax).

The North RDN extends south from the Scottish border to South Yorkshire and has coastlines on both the east and west sides of the country. The region contains a mixture of large cities (Newcastle, Middlesborough, Leeds and Bradford) and a significant rural area including North Yorkshire and Cumbria, and has a total population of approximately 6.7 million. It comprises approximately 36,000 km of distribution gas mains, with a total gas demand of 94 TWh.

CKI has its headquarters in Hong Kong and is listed on the Hong Kong Stock Exchange. It is one of the constituent stocks of the Hang Seng Index.

CKI is primarily focused on the development, investment and operation of energy and transportation infrastructure businesses. It currently has operations in Hong Kong, China, Australia, Canada and the Philippines.

United Utilities' Contacts:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Simon Bielecki, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309